

May 3, 2022

Fredrik Westin
Chief Financial Officer
Autoliv, Inc.
Klarabergsviadukten 70, Section B7
Box 70381
Stockholm, Sweden SE-107 24

> **Re: Autoliv, Inc.**
> **Form 10-K for the Year Ended December 31, 2021**
> **Form 10-Q for the Quarter Ended March 31, 2022**
> **Form 8-K furnished April 22, 2022**
> **File No. 001-12933**

Dear Mr. Westin:

We have reviewed your April 25, 2022 response to our comment letter and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing your response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our April 12, 2022 letter.

Form 10-Q for the Quarter Ended March 31, 2022

Management's Discussion and Analysis of Financial Condition and Results of Operations
Operating cash flow less capital expenditures, net, page 29

1. We note that operating cash flow less capital expenditures is calculated the same as free cash flow and is represented as free cash flow in the 8-K furnished April 22, 2022. In this regard, please ensure this measure is appropriately labeled as a non-GAAP measure in your future 10-Qs and the title is consistent with the measure presented elsewhere as free cash flow in your 8-K earnings releases.

Form 8-K Furnished on April 22, 2022

Exhibit 99.1
Key Performance Trends, page 6

2.   We note your response to previous comment 2 and your bar graphs in Exhibit 99.1 on page 6. Please revise the respective bar graph titles to clearly indicate inclusion of both your GAAP and non-GAAP measures.

     You may contact Heather Clark at 202-551-3624 or Melissa Gilmore at 202-551-3777 with any questions.

Sincerely,

Division of Corporation Finance
Office of Manufacturing